EXHIBIT 21

SUBSIDIARIES OF PORTEC RAIL PRODUCTS, INC.

Name	Jurisdiction of Incorporation

Portec, Rail Products Ltd.	Canada

Portec Rail Products (UK) Ltd.	United Kingdom